

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-4628

DIVISION OF
CORPORATION FINANCE

December 18, 2009

<u>Via U.S. Mail</u>

Richard Dole
Chief Executive Officer and President
Double Eagle Petroleum Co.
1675 Broadway, Suite 2200
Denver, Colorado 80202

> **Re: Double Eagle Petroleum Co.**
> **Registration Statement on Form S-3**
> **Filed November 23, 2009**
> **File Number 333-163292**

Dear Mr. Dole:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>Cover Page</u>

1.   It appears that you are relying on General Instruction I.B.6 of Form S-3 in connection with this offering. In your next amendment, set forth on the outside front cover of the registration statement (i) the calculation of the aggregate market value of outstanding voting and non-voting common equity pursuant to General Instruction I.B.6 and (ii) the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period. Refer to Instruction 7 to Form S-3 General Instruction I.B.6.

2. Please confirm to us whether the securities that may underlie the convertible debt securities, warrants, stock purchase contracts, and stock purchase units are also covered by this registration statement. We note your references to "other securities" throughout the registration statement. Please revise the Calculation of the Registration Fee Table, cover page and legal opinion as needed.

Description of Common Stock Purchase Contracts and Stock Purchase Units, page 19

3. We note that the stock purchase contracts and stock purchase units may be composed of third-party securities. It appears that such an issuance would involve the offer and sale of a separate security that is not being registered. Please explain how the distribution of those third-party securities will be effected in compliance with the registration requirements of the Securities Act.

Exhibit 5.1

4. The securities described in the first paragraph of the legality opinion do not correspond with the securities being registered under the registration statement. For example:

    - "*(v) depositary shares representing shares of the Preferred Stock (the "Depositary Shares")*". We note that depository shares are not being registered under this registration statement. We also note paragraph 5 on page 3, where counsel opines on Depository Shares;

    - "*(vi) warrants to purchase any of the securities described in clauses (i) to (v) (collectively, the Warrants")*". The Description of Warrants in the registration statement does not include preferred stock (referenced in clause (iv)) or depositary shares (referenced in clause (v)); and,

    - "(*vii) the Corporation's stock purchase contracts obligating holders to purchase Common Stock at a future date or dates (the "Stock Purchase Contracts")*". The Description of Common Stock Purchase Contracts in the registration statement includes contracts relating to "other securities."

    - "*(vii) (stet) the Corporation's stock purchase units (the "Stock Purchase Units"), consisting of Stock Purchase Contracts and either Debt Securities or debt securities of third parties, including U.S. treasury securities.*" The Description of Stock Purchase Units in the registration statement also includes warrants and "other securities" of third parties.

Please submit a revised legality opinion that accurately references the securities being offered under this registration statement.

5.   With respect to the debt securities, counsel must opine on the laws of the state governing the applicable indenture. We note that the form of senior debt indenture and the form of subordinated debt indenture filed as Exhibits 4.4 and 4.5, respectively, indicate that each such indenture will be governed by the laws of the State of New York.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Richard Dole
Double Eagle Petroleum Co.
December 18, 2009
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, the undersigned at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile
        Alan L. Talesnick, Esq.
        (303) 894-9239